Höganäs

Date/Datum: 20 October 2006
Your letter/Ihre Nachricht vom

Our ref./Unser Zeichen: /bh
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06018027

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of
International Corporate Finance

SUPPL

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)



Birgit Holst

Encl. Interim Report Q2 2006



Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon
+46 42 33 80 00

Telefax
+46 42 33 83 60

Telex
72368 HBADMS

Executive Group +46 42 33 80 80

HÖGANÄS AB (publ) corporate ID no. 556005-0121

INTERIM REPORT JANUARY – SEPTEMBER 2006

Highlights

MSEK	Q3		Q1-3	
Net sales	1 266	+10%	3 890	+15%
Operating income	151	+215%	456	+38%
Operating margin,%	11.9	(4.2)	11.7	(9.8)
Income before tax	130	+282%	387	+32%
Income after tax	95	+265%	283	+32%
Earnings per share before and after dilution, SEK	2.71	0.75	8.12	6.25
Equity/assets ratio, %			48.8	(46.5)

- Sustained robust volume growth. Volumes have grown by 10%. Even China/Taiwan have had a robust growth in the quarter.
- The operating income adjusted for non-recurring items and earnings from currency forwards contracts was MSEK 420, a 21% increase year on year.
- The US powder market staged a rally in the third quarter, although so far this year, the market has contracted because of progress in the American automotive industry.

GROUP

NET SALES

YTD third quarter 2006

Net sales grew by 15%, to MSEK 3 890. The higher turnover is primarily due to increased volumes, and to some extent, previously implemented price increases. The new pricing model in Europe, which was introduced in the quarter, had a lesser effect. Currency effects resulting from a weaker krona exerted a 2% positive effect on turnover.

Volumes expanded by 10% year on year despite weak performance on the North American market. Höganäs' volume growth has been good on all markets apart from China and Taiwan.

North American car sales have decreased YTD, while car production has remained unchanged. The North American powder market staged a rally in the third quarter. The trend towards smaller, more fuel-efficient cars, simultaneous with the two largest American car producers losing market share, mean that the US powder market has contracted this year. The US represents about half of the global powder market. The market in Europe continued to rally.

Third quarter 2006

In the third quarter, turnover increased by 10% year on year. All markets apart from Japan enjoyed healthy year-on-year volume growth. Japanese volumes were on a par with the previous year's. China/Taiwan, which previously saw volumes decline, posted a healthy increase in the quarter. Third-quarter volumes were higher than in the first quarter, although lower than in the second. The new European pricing model was progressively implemented in the third quarter, and exerted a lesser effect in the quarter. This new pricing model mainly affects the Components business area. Currency effects resulting from a stronger Swedish krona, particularly against the USD, exerted a 4% negative turnover effect year on year.

EARNINGS

YTD third quarter 2006

Operating income was MSEK 456 (330). Excluding the non-recurring items stated below and the profits from currency forwards contracts, income was MSEK 420 (346), a 21% increase.

The increase in turnover has had a positive impact on earnings. Scrap, nickel and copper prices have increased in the year, exerting a negative earnings impact. Rising energy prices also had an adverse earnings impact.

Other operating income and operating expenses were MSEK 36 (130) including earnings from currency forwards contracts of MSEK 49 (102) and non-recurring items. As previously announced, in the second quarter, Höganäs provisioned estimated costs of MBRL 18.1, equivalent to approximately MSEK 62, in its Brazilian operations. The majority of this figure is for value added tax demands. Of the MSEK 62 total, MSEK 41 affects operating income, and the remainder, net financial income and expenses. A smaller product segment in Brazil was divested in the period, generating a capital gain of MSEK 10. Accordingly, non-recurring items amounted to MSEK -13 primarily comprised of tax costs in Brazil of MSEK 41, a capital gain on the product segment in Brazil of MSEK 10 and MSEK 18 of earnings from sales of CO_2 emission rights.

Disregarding currency forwards contracts, in 2006, a weaker krona has exerted a negative operating income impact of some MSEK 8 mainly explained by decreased exchange rate of JPY and a reduced net flow of USD during the third quarter.

Income before tax was MSEK 387 (293). The provisioning in Brazil reduced net interest income/expenses by MSEK 21. Non-recurring items had a negative impact of MSEK 34 on income before tax.

OUTLOOK FOR 2006

Höganäs expects continued positive development on Asian and South American powder markets. Höganäs also anticipates weaker development on the US powder market continuing. The powder market in Europe expects to have a slight growth during this year. Metal prices are expected to remain volatile in 2006.

Earnings from currency forwards contracts are estimated to be substantially lower than in 2005, based on current exchange rates.



Alrik Danielson
CEO and President
Höganäs, Sweden, 20 October 2006

ACCOUNTING PRINCIPLES

This Report has been prepared pursuant to IFRS (International Financial Reporting Standards) and IAS 34.

The accounting principles are similar compared to previous year.

This Interim Report has been reviewed by the company's auditors. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing in Sweden RS and other generally accepted auditing practices. The procedures preformed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit. Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim report is not prepared, in all material respects, in accordance with IAS 34 and the Annual Accounts Act.

The full Interim Report is available on the web site of the company.

FINANCIAL INFORMATION

Höganäs intends to publish the following financial information in 2007:

- *Year-end Report 2006, 9 February*
- *First-quarter Interim Report, 18 April*
- *The AGM will be held on 25 April*

Höganäs AB (publ), SE-263 83 Höganäs, Sweden
tel +46 (0)42 33 80 00 fax +46 (0)42 33 83 60
www.hoganas.com

CONSOLIDATED INCOME STATEMENT

MSEK	Q 3 2006	Q 3 2005	Q 1-3 2006	Q 1-3 2005	Last 12 months	Year 2005
Net sales	1 266	1 149	3 890	3 380	5 104	4 594
Cost of goods sold	-1 019	-1 008	-3 084	-2 807	-4 072	-3 795
Gross profit	**247**	**141**	**806**	**573**	**1 032**	**799**
Selling expenses	-47	-45	-147	-153	-207	-213
Administrative expenses	-51	-42	-153	-132	-203	-182
R&D costs	-27	-32	-86	-88	-121	-123
Other operating income	26	28	97	148	153	204
Other operating expenses	3	-2	-61	-18	-67	-24
Operating income	**151**	**48**	**456**	**330**	**587**	**461**
Operating margin, %	11.9	4.2	11.7	9.8	11.5	10.0
Financial income	2	8	16	14	22	20
Financial expenses	-23	-22	-85	-51	-107	-73
Income after financial items	**130**	**34**	**387**	**293**	**502**	**408**
Tax	-35	-8	-104	-78	-144	-118
Minority share	0	0	0	0	0	0
Net income	**95**	**26**	**283**	**215**	**358**	**290**
Depreciation and write-downs for the period	**-68**	**-71**	**-207**	**-207**	**-276**	**-276**
Earnings per share, SEK	2.71	0.75	8.12	6.25	10.26	8.39
Average no. of shares ('000)	34 798	34 798	34 798	34 526	34 798	34 594
No. of shares at end of period ('000)	34 798	34 798	34 798	34 798	34 798	34 798
No. of treasury shares ('000)	301	301	301	301	301	301

CONSOLIDATED BALANCE SHEET, SUMMARY

MSEK	30 Sept 2006	30 Sept 2005	31 Dec 2005
Intangible fixed assets	237	182	221
Tangible fixed assets	2 487	2 628	2 621
Financial fixed assets	98	130	107
Inventories	1 151	1 235	1 214
Current receivables	1 035	1 044	968
Liquid funds/assets	244	108	122
Total assets	**5 252**	**5 327**	**5 253**
Shareholders´ equity	2 564	2 476	2 549
Interest-bearing liabilities and provisions	1 222	1 620	1 509
Non-interest-bearing liabilities and provisions	1 466	1 231	1 195
Total liabilities and shareholders´ equity	**5 252**	**5 327**	**5 253**

CHANGES IN SHAREHOLDERS´ EQUITY, SUMMARY

MSEK	Q 1-3 2006	Q 1-3 2005	Year 2005
Opening balance	2 549	2 203	2 203
Effects of the change in accounting principles	-	271	271
Translation differences	- 127	78	98
Financial instruments, change fair value	59	- 199	- 221
Net income	283	215	290
Dividends	- 200	- 199	- 199
Sale of own shares	-	107	107
Closing balance	**2 564**	**2 476**	**2 549**

NET SALES BY MAIN MARKET

MSEK	Q 3 2006	Q 3 2005	Q 1-3 2006	Q 1-3 2005	Last 12 months	Year 2005
Europe	507	437	1 585	1 325	2 058	1 798
America	380	357	1 149	1 027	1 516	1 394
Asia	379	355	1 156	1 028	1 530	1 402
Total	**1 266**	**1 149**	**3 890**	**3 380**	**5 104**	**4 594**

CONSOLIDATED QUARTERLY DATA

MSEK	Q 3 2006	Q 2 2006	Q 1 2006	Q 4 2005	Q 3 2005	Q 2 2005	Q 1 2005	Q 4 2004
Net sales	1 266	1 314	1 310	1 214	1 149	1 136	1 095	1 052
Costs	-1 054	-1 082	-1 078	-1 008	-942	-917	-866	-836
Non-recurring items	7[5]	-20[4]	0	-6[2]	-88[3]	-30[2]	0	3[1]
Depreciation and amortization	-68	-71	-68	-69	-71	-69	-67	-63
Operating income	151	141	164	131	48	120	162	156
Income before tax	130	107	150	115	34	110	149	149
Income after tax	95	78	110	75	26	83	106	105
Operating margin, %	11.9	10.7	12.5	10.8	4.2	10.6	14.8	14.8
Operating margin, % excl. non-recurring items	11.4	12.3	12.5	11.3	11.8	13.2	14.8	14.5

[1] gain on sale of SCM Copper Operation

[2] bad debts/reevaluation inventories

[3] write-downs fixed assets/goodwill

[4] sales of CO2 emission rights/tax costs Brazil

[5] mainly gains on sales of production equipment Brazil

KEY INDICATORS

	Q 1-3 2006	Q 1-3 2005	Year 2005
Capital employed, MSEK	3 786	4 096	4 058
Return on capital employed [1], %	14.9	12.6	12.0
RoCE excluding non-recurring items [1], %	15.4	15.6	15.3
Shareholders´ equity, MSEK	2 564	2 476	2 549
Return on equity [1], %	14.2	13.9	12.2
RoE excluding non-recurring items [1], %	15.8	18.9	17.4
Shareholders´ equity per share, SEK	73.70	71.20	73.30
Equity/assets ratio, %	48.8	46.5	48.5
Financial net debt, MSEK	978	1 512	1 387
Dept/equity ratio, multiple	0.38	0.61	0.54
Interest coverage ratio, multiple	6.6	8.9	8.7
No of employees, end of period	1 552	1 549	1 551

[1] Last 12 months

CASH FLOW STATEMENT, SUMMARY

MSEK	Q 1-3 2006	Q 1-3 2005	Year 2005
Cash flow before change in working capital	512	297	495
Change in working capital	136	- 93	- 72
Cash flow from operations	648	204	423
Cash flow from investment activities	- 113	- 176	- 234
Cash flow from financing activities	- 407	- 1	- 152
Cash flow for the period	**128**	**27**	**37**
Liquid funds, opening balance	122	74	74
Exchange rate differences in liquid funds	- 6	7	11
Liquid funds, closing balance	**244**	**108**	**122**


NET SALES (MSEK)
Q 1-3
4 000
3 000
2 000
1 000
0
2005
2006

OPERATING INCOME (MSEK)
Q 1-3
500
400
300
200
100
0
2005
2006

EARNINGS PER SHARE (SEK)
Q 1-3
10,00
8,00
6,00
4,00
2,00
0,00
2005
2006

REPORTING PER BUSINESS AREA

	Net sales				Operating income			
	Q 3	Q 3	Q 1-3	Q 1-3	Q 3	Q 3	Q 1-3	Q 1-3
MSEK	2006	2005	2006	2005	2006	2005	2006	2005
Components	888	800	2 768	2 336	69	23	255	157
Consumables	378	349	1 122	1 044	61	- 3	152	71
Other (Hedge)					21	28	49	102
Total, group	**1 266**	**1 149**	**3 890**	**3 380**	**151**	**48**	**456**	**330**

BUSINESS AREA - COMPONENTS

	Q 3 2006	Q 3 2005	Q 1-3 2006	Q 1-3 2005	Last 12 months	Year 2005
Net sales, MSEK	888	800	2 768	2 336	3 769	3 337
Operating income, MSEK	69	23	255	157	335	237
Operating margin, %	7.8	2.9	9.2	6.7	8.9	7.1
Assets, MSEK			3 888	4 138		4 048
Liabilities, MSEK			1 768	1 815		1 430
Investments, MSEK	35	49	117	153	167	203
Depreciation, MSEK	57	53	162	158	219	215
Write-downs, MSEK		69	4	69	4	69

BUSINESS AREA - CONSUMABLES

	Q 3 2006	Q 3 2005	Q 1-3 2006	Q 1-3 2005	Last 12 months	Year 2005
Net sales, MSEK	378	349	1 122	1 044	1 335	1 257
Operating income, MSEK	61	- 3	152	71	176	95
Operating margin, %	16.1	-0.9	13.5	6.8	13.2	7.6
Assets, MSEK			1 324	1 099		1 149
Liabilities, MSEK			484	539		833
Investments, MSEK	9	17	32	47	42	57
Depreciation, MSEK	11	18	45	49	57	61
Write-downs, MSEK		19	1	19	1	19